SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Magellan Midstream Partners, L.P.

(Name of Issuer)

Common Units, representing limited partner interests, no par value

(Title of Class of Securities)

559080106

(CUSIP Number)

Lonny E. Townsend

Magellan Midstream Holdings, L.P.

One Williams Center, P.O. Box 22186

Tulsa, OK 74121-2186

(918) 574-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 559080106	13D/A	Page 2 of 13 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds BK, AF/OO (Contribution from partners)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,389,558* 8 Shared Voting Power 0 9 Sole Dispositive Power 2,389,558* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person PN (Limited Partnership)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 3 of 13 Pages

1	Name of Reporting Person MAGELLAN MIDSTREAM MANAGEMENT, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,389,558* 8 Shared Voting Power 0 9 Sole Dispositive Power 2,389,558* 10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 4 of 13 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person PN (Limited Partnership)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 5 of 13 Pages

1	Name of Reporting Person CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person PN (Limited Partnership)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 6 of 13 Pages

1	Name of Reporting Person C/R ENERGY GP II, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 7 of 13 Pages

1	Name of Reporting Person RIVERSTONE HOLDINGS, LLC
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 8 of 13 Pages

1	Name of Reporting Person CARLYLE INVESTMENT MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person IA, OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 9 of 13 Pages

1	Name of Reporting Person TC GROUP, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 10 of 13 Pages

1	Name of Reporting Person TCG HOLDINGS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 11 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN CAPITAL PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person PN (Limited Partnership)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 12 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS IV, L.P.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%
14	Type of Reporting Person PN (Limited Partnership)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

CUSIP No. 559080106	13D/A	Page 13 of 13 Pages

1	Name of Reporting Person MADISON DEARBORN PARTNERS, L.L.C.
2	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0 8 Shared Voting Power 2,389,558* 9 Sole Dispositive Power 0 10 Shared Dispositive Power 2,389,558*

11	Aggregate Amount Beneficially Owned by each Reporting Person 2,389,558*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 3.94%*
14	Type of Reporting Person OO (Limited Liability Company)

*	The number of Common Units of the Issuer reported as beneficially owned in this Schedule 13D gives effect to a two-for-one split of the Issuer’s Common Units that occurred on April 15, 2005.

THIS AMENDMENT NO. 7 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) ON JUNE 27, 2003, AS AMENDED BY AMENDMENT NO. 1 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 4, 2003, AS AMENDED BY AMENDMENT NO. 2 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON DECEMBER 29, 2003, AS AMENDED BY AMENDMENT NO. 3 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 6, 2004, AS AMENDED BY AMENDMENT NO. 4 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON FEBRUARY 17, 2004, AS AMENDED BY AMENDMENT NO. 5 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JULY 14, 2004 AS AMENDED BY AMENDMENT NO. 6 FILED ON BEHALF OF THE REPORTING PERSONS WITH THE COMMISSION ON JANUARY 13, 2005. THE TEXT OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This Schedule 13D relates to the common units (the “Common Units”) of Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at One Williams Center, Tulsa, OK 74172. The total number of Common Units reported as beneficially owned in this Schedule 13D is 2,389,558, which constitutes approximately 3.94% of the total number of Common Units outstanding. The beneficial ownership reported in this Schedule 13D assumes that at April 14, 2005 there were 60,680,928 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 5. Interest in Securities of the Issuer.

Subsections (a)-(b), (c) and (e) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

(a)-(b)	(i)	Holdings is the sole record owner of, and has the sole power to vote and dispose of 2,389,558 Common Units (3.94%).

	(ii)	Holdings GP does not directly beneficially own any Common Units. By virtue of being the sole general partner of Holdings, Holdings GP may be deemed to possess sole voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(iii)	C/R MLP does not directly beneficially own any Common Units. By virtue of being one of two managing members of Holdings GP, C/R MLP may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(iv)	MDCP IV does not directly beneficially own any Common Units. By virtue of being one of two managing members of Holdings GP, MDCP IV may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(v)	C/R EP does not directly beneficially own any Common Units. By virtue of being the sole general partner of C/R MLP, C/R EP may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(vi)	MDP IV does not directly beneficially own any Common Units. By virtue of being the sole general partner of MDCP IV, MDP IV may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(vii)	C/R GP does not directly beneficially own any Common Units. By virtue of being the sole general partner of C/R EP, C/R GP may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(viii)	MDP does not directly beneficially own any Common Units. By virtue of being the sole general partner MDP IV, MDP may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(ix)	Riverstone does not directly beneficially own any Common Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, Riverstone may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(x)	CIM does not directly beneficially own any Common Units. By virtue of being an investment adviser with respect to certain assets of C/R GP, CIM may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(xi)	TC Group does not directly beneficially own any Common Units. By virtue of being the sole managing member of CIM, TC Group may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

	(xii)	TCG Holdings does not directly beneficially own any Common Units. By virtue of being the sole managing member of TC Group, TCG Holdings may be deemed to possess shared voting and dispositive powers with respect to the 2,389,558 Common Units held by Holdings (3.94%).

(c)	Holdings entered into a Purchase Agreement with Kayne Anderson MLP Investment Company, ZLP Opportunity Fund, L.P., Tortoise Energy Infrastructure Corporation, Energy Income and Growth Fund and

Fiduciary/Claymore MLP Opportunity Fund (the “Purchasers”) dated as of April 11, 2005 (the “Purchase Agreement”). On April 13, 2005, pursuant to the Purchase Agreement, Holdings sold 5,679,696 Subordinated Units of the Issuer to the Purchasers for $28.75 per Subordinated Unit in a public offering of Subordinated Units made directly to the Purchasers in privately negotiated transactions (the sales are herein referred to as the “Transactions”).

(e)	As of April 13, 2005, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Units.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit A	—	Joint Filing Agreement (previously filed as Exhibit A to Schedule 13D on June 27, 2003).

Exhibit B	—	Purchase Agreement dated as of April 18, 2003 (filed as Exhibit 99.2 to the Issuer’s Form 8-K filed April 21, 2003).

Exhibit C	—	Amendment No. 1, dated as of May 5, 2003, to the Purchase Agreement (filed as Exhibit 99.1 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit D	—	Amendment No. 2, dated as of January 6, 2004, to the Purchase Agreement (filed as Exhibit 2(c) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit E	—	New Senior Secured Credit Agreement, dated as of December 10, 2004 (previously filed).

Exhibit F	—	Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.1 to the Issuer’s Form 10-Q filed May 7, 2004).

Exhibit G	—	Amendment No. 1 dated as of July 22, 2004 to Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.2 to Form 10-Q filed August 6, 2004).

Exhibit H	—	Amendment No. 2 dated as of July 22, 2004 to Third Amended and Restated Agreement of Limited Partnership of the Issuer dated as of April 22, 2004 (filed as Exhibit 3.3 to Form 10-Q filed August 6, 2004).

Exhibit I	—	Purchase Agreement between Holdings and Fiduciary/Claymore MLP Opportunity Fund, dated as of December 29, 2004 (previously filed).

Exhibit J	—	Purchase Agreement among Holdings, ZLP Opportunity Fund, L.P., Brahman Partners II, L.P., Brahman Partners III, L.P., BY Partners, L.P. and Brahman C.P.F. Partners, L.P., dated as of December 29, 2004 (previously filed).

Exhibit K	—	Amended & Restated Limited Liability Company Agreement of the Issuer GP, dated December 1, 2003 (filed as Exhibit 3(g) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit L	—	First Amendment dated February 3, 2004 to Amended & Restated Limited Liability Company Agreement of the Issuer GP dated December 1, 2003 (filed as Exhibit 3(h) to the Issuer’s Form 10-K filed March 10, 2004).

Exhibit M	—	Second Amendment dated May 21, 2004 to Amended & Restated Limited Liability Company Agreement of the Issuer GP dated December 1, 2003 (filed as Exhibit 3.1 to Form 10-Q filed August 6, 2004).

Exhibit N	—	New Omnibus Agreement (filed as Exhibit 10.3 to the Issuer’s Form 8-K filed June 17, 2003).

Exhibit O	—	Registration Statement on Form S-3 (file No. 333-109732) (filed by the Issuer on October 16, 2003).

Exhibit P	—	Purchase Agreement among Holdings, Kayne Anderson MLP Investment Company ZLP Opportunity Fund, L.P., Tortoise Energy Infrastructure Corporation, Energy Income and Growth Fund and Fiduciary/Claymore MLP Opportunity Fund, dated as of April 11, 2005 (filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: April 19, 2005

MAGELLAN MIDSTREAM HOLDINGS, L.P.

By:	Magellan Midstream Management, LLC
Its:	General Partner

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Chief Financial Officer, Vice President and Treasurer

MAGELLAN MIDSTREAM MANAGEMENT, LLC

	By:	/s/ John D. Chandler
	Name:	John D. Chandler
	Title:	Chief Financial Officer, Vice President and Treasurer

CARLYLE/RIVERSTONE MLP HOLDINGS, L.P.

By:	Carlyle/Riverstone Energy Partners II, L.P.
Its:	General Partner

	By:	C/R Energy GP II, LLC
	Its:	General Partner

	By:	/s/ N. John Lancaster
	Name:	N. John Lancaster
	Title:	Member of Managing Committee

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By:	C/R Energy GP II, LLC
Its:	General Partner

	By:	/s/ N. John Lancaster
	Name:	N. John Lancaster
	Title:	Member of Managing Committee

C/R ENERGY GP II, LLC

	By:	/s/ N. John Lancaster
	Name:	N. John Lancaster
	Title:	Member of Managing Committee

RIVERSTONE HOLDINGS, LLC

	By:	/s/ N. John Lancaster
	Name:	N. John Lancaster
	Title:	Managing Director

CARLYLE INVESTMENT MANAGEMENT, L.L.C.

By:	TC Group, L.L.C.
Its:	Managing Member

	By:	TCG Holdings, L.L.C.
	Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TCG HOLDINGS, L.L.C.

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

TC GROUP, L.L.C.

By:	TCG Holdings, L.L.C.
Its:	Managing Member

	By:	/s/ Daniel A. D’Aniello
	Name:	Daniel A. D’Aniello
	Title:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS IV, L.P.

By:	Madison Dearborn Partners IV, L.P.
Its:	General Partner

	By:	Madison Dearborn Partners, L.L.C.
	Its:	General Partner

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title :	Director

MADISON DEARBORN PARTNERS IV, L.P.

By:	Madison Dearborn Partners, L.L.C.
Its:	General Partner

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title :	Director

MADISON DEARBORN PARTNERS, L.L.C.

	By:	/s/ Patrick C. Eilers
	Name:	Patrick C. Eilers
	Title :	Director

S-4